EXHIBIT 21.1

SUBSIDIARIES OF PEMSTAR, INC.

Subsidiary	Country of Incorporation
Pemstar Luxembourg S.a.r.l.	Luxembourg

Pemstar Singapore Pte Ltd.	Singapore

Pemstar Netherlands Holding B.V.	The Netherlands

Pemstar B.V.	The Netherlands

Pemstar Romania Holding B.V.	The Netherlands

Pemstar Thailand Ltd.	Thailand

Pemstar (Tianjin) Enterprise Company Ltd.	Republic of China

Pemstar (Beihai) Enterprises Co. Ltd.	Republic of China

Pemstar Technology (Shenzhen) Co., Ltd.*	Republic of China

Pemstar de Mexico, S. de R.L. de C.V.	Mexico

Pemstar Ireland Ltd.	Ireland

Pemstar Romania Srl	Romania

Pemstar Brasil Ltda.	Brazil

Pemstar Japan KK	Japan

Pemstar Israel Ltd.	Israel

* Incorporated on April 24, 2006